SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 30, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated October 30, 2018, according to the resolution adopted by the Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018 and the decision adopted by the Board of Directors on the same day pursuant to the delegations made by the shareholders, a dividend in kind shall be paid to all shareholders of record date November 9, 2018 in IRSA Propiedades Comerciales S.A.'s shares.

The dividend in kind will be for up to the amount of $1,412,000,000, which is equivalent to 244.005087057% of the Company's Capital Stock; shares of IRSA Propiedades Comerciales S.A. to distribute: 6,418,182; an amount of 0.0110911403208 IRSA Propiedades Comerciales S.A.'s shares per each IRSA Inversiones y Representaciones Sociedad Anonima's share (0.110911403208 IRSA Propiedades Comerciales S.A.'s shares per IRSA Inversiones y Representaciones Sociedad Anonima's ADR) and will be paid on November 12, 2018 or the first business day after such date.

Kindly note that the quotation value of IRSA Propiedades Comerciales S.A.'s shares to be delivered shall be fixed on October 26, 2018, menaning. the day prior to the Shareholders' Meeting referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: October 30, 2018